UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0101
Washington, D.C. 20549	Expires:	March 31, 2011
Estimated average burden
FORM 144	hours per response	2.00
NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER
WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO
Axion International Power Inc.		65-0774638	000-22573
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
3601 Clover Lane		New Castle	PA	16105	724-654-9300
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
The Quercus Trust	10% Holder	1835 Newport Blvd, A109-PMB467		Costa Mesa	CA	92627

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	Finance 500 19762 MacArthur Blvd, Suite 200 Irvine, CA 92612		850,000	$455,000 @ 12/27/11	85,453,002	From time to time beginning 12/19/11	Over-the-Counter

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	6/30/08	Purchase	Issue	8,571,429	6/30/2008	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Quercus Trust 1835 Newport Blvd. A109-PMB 467 Costa Mesa, CA 92627	Common Stock	(1)	(1)	(1)

___________
(1)  See attached addendum

REMARKS:

This Form 144  is being amended and restated in its entirety in order to update the attached addendum (Schedule of Stock) to account for sales during the last 90 days.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

12-28-11	/s/ Joseph Barlett, attorney-in-fact for David Gelbaum, Trustee, The Quercus Trust
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

SEC 1147 (02-08)

Account	Type	Date	Time	Action	Quantity	Security Type	Security	Price	Contra	Principal
16294415	1	3/1/2011	16:05:56	Sold	5,000	CS	AXPW	0.81	FANC	4050
16294415	1	3/2/2011	16:05:13	Sold	43,500	CS	AXPW	0.8139	FANC	35404.65
16294415	1	3/3/2011	16:04:52	Sold	20,000	CS	AXPW	0.8118	FANC	16236
16294415	1	3/4/2011	16:04:06	Sold	46,200	CS	AXPW	0.8166	FANC	37726.92
16294415	1	3/7/2011	16:08:12	Sold	47,000	CS	AXPW	0.8152	FANC	38314.4
16294415	1	3/8/2011	16:16:36	Sold	220,400	CS	AXPW	0.838	FANC	184695.2
16294415	1	3/9/2011	16:13:29	Sold	126,000	CS	AXPW	0.9055	FANC	114093
16294415	1	3/11/2011	16:15:55	Sold	38,700	CS	AXPW	0.847	FANC	32778.9
16294415	1	3/14/2011	16:13:04	Sold	9,000	CS	AXPW	0.871	FANC	7839
16294415	1	3/15/2011	16:07:55	Sold	29,600	CS	AXPW	0.855	FANC	25308
16294415	2	3/16/2011	16:06:59	Sold	44,200	CS	AXPW	0.88	FANC	38896
16294415	3	3/17/2011	16:05:56	Sold	57,000	CS	AXPW	0.924237	FANC	52681.49
16294415	3	3/18/2011	16:08:29	Sold	56,550	CS	AXPW	0.9625	FANC	54429.38
16294415	3	3/21/2011	16:10:55	Sold	57,500	CS	AXPW	0.988	FANC	56810
16294415	3	3/22/2011	16:02:04	Sold	38,505	CS	AXPW	1.0233	FANC	39402.17
16294415	1	3/23/2011	15:30:23	Sold	10,845	CS	AXPW	1.04	FANC	11278.8
16294415	3	3/29/2011	16:07:21	Sold	118,470	CS	AXPW	1.214556	FANC	143888.5
16294415	3	3/30/2011	16:08:30	Sold	132,572	CS	AXPW	1.098	FANC	145564.1
16294415	1	4/11/2011	16:04:25	Sold	40,000	CS	AXPW	1.025374	FANC	41014.95
16294415	1	4/12/2011	16:17:23	Sold	96,000	CS	AXPW	0.9514	FANC	91334.4
16294415	1	4/14/2011	16:09:20	Sold	61,000	CS	AXPW	0.9517	FANC	58053.7
16294415	1	4/15/2011	16:06:55	Sold	38,370	CS	AXPW	0.9642	FANC	36996.35
16294415	1	4/18/2011	16:04:49	Sold	26,100	CS	AXPW	0.9411	FANC	24562.71
16294415	1	4/19/2011	14:28:27	Sold	19,427	CS	AXPW	0.9039	FANC	17560.07
					1,381,939					1308919

1.  Sold pursuant to Rule 144.
2.  41,742 sold pursuant to prospectus and balance sold pursuant to Rule 144.
3.  Sold pursuant to Prospectus.

Date	#Shares	$/Sh	Gross Proceeds
5/13/2011	11650	$0.7958	$9,271.07
5/13/2011	5350	$0.8125	$4,346.88
5/16/2011	19800	$0.7839	$15,521.22
5/17/2011	25000	$0.7839	$19,597.50
5/17/2011	40000	$0.7692	$30,768.00
5/18/2011	8000	$0.7923	$6,338.40
5/19/2011	25200	$0.8044	$20,270.88
5/20/2011	28650	$0.8038	$23,028.87
5/23/2011	14709	$0.7966	$11,717.19
5/23/2011	13291	$0.8000	$10,632.80
5/24/2011	19000	$0.7853	$14,920.70
5/25/2011	13000	$0.7756	$10,082.80
5/26/2011	21365	$0.7695	$16,440.37
5/27/2011	25000	$0.7696	$19,240.00
5/31/2011	70000	$0.7312	$51,184.00
6/1/2011	10000	$0.7395	$7,395.00
6/2/2011	12484	$0.7480	$9,338.03
6/2/2011	32516	$0.7416	$24,113.87
6/3/2011	144769	$0.6714	$97,197.91
6/3/2011	231	$0.6714	$155.09
6/6/2011	53671	$0.6902	$37,043.72
6/7/2011	24350	$0.6710	$16,338.85
6/8/2011	10000	$0.6200	$6,200.00
6/8/2011	76700	$0.6084	$46,664.28
6/9/2011	41000	$0.6383	$26,170.30
6/10/2011	7200	$0.6400	$4,608.00
6/14/2011	25,000.00	$0.6490	$16,225.00
6/15/2011	10,000.00	$0.6400	$6,400.00
6/16/2011	5,000.00	$0.6484	$3,242.00
6/16/2011	5,000.00	$0.6484	$3,242.00
6/16/2011	2,000.00	$0.6610	$1,322.00
6/16/2011	3,000.00	$0.6400	$1,920.00
6/17/2011	12,100.00	$0.6590	$7,973.90
6/20/2011	20,000.00	$0.6587	$13,174.00
6/20/2011	1,500.00	$0.6587	$988.05
6/21/2011	18,400.00	$0.6533	$12,020.72
6/22/2011	20,265.00	$0.6440	$13,050.66
6/22/2011	1,335.00	$0.6440	$859.74
6/23/2011	14,300.00	$0.6487	$9,276.41
6/23/2011	500.00	$0.6487	$324.35
6/24/2011	20,254.00	$0.6520	$13,205.61
6/27/2011	30,000.00	$0.6350	$19,050.00
7/13/2011	13,000.00	$0.6556	$8,522.80
7/14/2011	10,000.00	$0.6618	$6,618.00
7/15/2011	10,000.00	$0.6680	$6,680.00
7/18/2011	17,000.00	$0.6536	$11,111.20
7/19/2011	64,000.00	$0.6353	$40,659.20
7/20/2011	7,500.00	$0.6400	$4,800.00
7/20/2011	1,000.00	$0.6400	$640.00
7/21/2011	20,000.00	$0.6300	$12,600.00
7/22/2011	31,675.00	$0.6301	$19,958.42
7/22/2011	145.00	$0.6301	$91.36
7/25/2011	24,000.00	$0.6400	$15,360.00
7/26/2011	16,800.00	$0.6315	$10,609.20
7/26/2011	4,200.00	$0.6315	$2,652.30
7/27/2011	9,575.00	$0.6400	$6,128.00
7/27/2011	225.00	$0.6400	$144.00
7/28/2011	7,000.00	$0.6310	$4,417.00
7/28/2011	1,000.00	$0.6400	$640.00
7/29/2011	14,375.00	$0.6360	$9,142.50
7/29/2011	3,025.00	$0.6360	$1,923.90
8/1/2011	30,000.00	$0.6393	$19,179.00
8/2/2011	14,190	$0.6094	$8,647.39
8/3/2011	500,000.00	$0.5391	$269,550.00
	1,740,300		$1,120,934.43